FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2017

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Group Strategy Update – Presentation by Hector Grisi, Country Head Mexico

Item 1

Helping people and businesses prosper Hector Grisi Country Head Mexico

1 Banco Santander, S . A . ("Santander") cautions that this presentation contains statements that constitute “forward - looking statements” within the meaning of the U . S . Private Securities Litigation Reform Act of 1995 . Forward - looking statements may be identified by words such as “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “ VaR ”, “RORAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions . These forward - looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance and our shareholder remuneration policy . While these forward - looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations . These factors include, but are not limited to : (1) general market, macro - economic, industry, governmental and regulatory trends ; (2) movements in local and international securities markets, currency exchange rates and interest rates ; (3) competitive pressures ; (4) technological developments ; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties . Numerous factors, including those reflected in the Annual Report on Form 20 - F filed with the Securities and Exchange Commission of the United States of America (the “Form 20 - F” and the “SEC”, respectively) on March 31 , 2017 and the Periodic Report on Form 6 - K for the six months ended June 30 , 2017 filed with the SEC on October 5 , 2017 (the “Form 6 - K”) – under “Key Information - Risk Factors” - and in the Documento de Registro de Acciones filed with the Spanish Securities Market Commission (the “CNMV”) – under “ Factores de Riesgo ” - could affect the future results of Santander and could result in other results deviating materially from those anticipated in the forward - looking statements . Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward - looking statements . Forward - looking statements speak only as of the date of this presentation and are based on the knowledge, information available and views taken on such date ; such knowledge, information and views may change at any time . Santander does not undertake any obligation to update or revise any forward - looking statement, whether as a result of new information, future events or otherwise The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander . Any person at any time acquiring securities must do so only on the basis of such person's own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation . No investment activity should be undertaken on the basis of the information contained in this presentation . In making this presentation available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever . Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities . No offering of securities shall be made in the United States except pursuant to registration under the U . S . Securities Act of 1933 , as amended, or an exemption therefrom . Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U . K . Financial Services and Markets Act 2000 . Note : Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year . Nothing in this presentation should be construed as a profit forecast . The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies . Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries . In addition to the financial information prepared under International Financial Reporting Standards (“IFRS”), this presentation includes certain alternative performance measures as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority on 5 October 2015 (ESMA/ 2015 / 1415 es) as well as Non - IFRS measures . The APMs and Non - IFRS Measures are performance measures that have been calculated using the financial information from the Santander Group but that are not defined or detailed in the applicable financial information framework and therefore have neither been audited nor are capable of being completely audited . These APMs and Non - IFRS Measures are been used to allow for a better understanding of the financial performance of the Santander Group but should be considered only as additional information and in no case as a replacement of the financial information prepared under IFRS . Moreover, the way the Santander Group defines and calculates these APMs and Non - IFRS Measures may differ to the way these are calculated by other companies that use similar measures, and therefore they may not be comparable . For further details on the APMs and Non - IFRS Measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, see Section 26 of the Documento de Registro de Acciones for Banco Santander filed with the CNMV on July 4 , 2017 (available on the Web page of the CNMV - www . cnmv . es - and at Banco Santander - www . santander . com), Item 3 A of the Form 20 - F and “Presentation of Financial and Other Information” and “Selected Consolidated Financial Information” in the Form 6 - K . For a discussion of the accounting principles used in translation of foreign currency - denominated assets and liabilities to euros, see note 2 (a) to our consolidated financial statements on Form 20 - F and to our consolidated financial statements available on the CNMV’s website (www . cnmv . es) and on Banco Santander’s website (www . santander . com) .

2 Contents Key takeaways 4 Mexican market and outlook 1 Delivering on our strategic targets ahead of plan 2 Positioned to capture further growth opportunities 3

3 Mexican market and outlook 1

4 1/4/2016 1/4/2017 2016 2017E 2018E 2019E 3.4 6.0 3.9 3.6 The mexican economy has shown remarkable resilience… Stable economic growth Hike in interest rates to control inflation FX back to stable levels Private consumption and exports main growth drivers Low fiscal and external imbalances Normalised inflation expected in 2018 Uncertainty on NAFTA & 2018 presidential election Jan ‘16 Sep ‘17 18.7 21.7 Jan ‘17 18.2 5.8% 7.0% 6.5% 6.25% Ref. rate GDP growth (%) Inflation (%) MXN / USD 2016 2017E 2018E 2019E 2.3 2.1 2.1 2.4 Strong growth in employment Source: Santander Research

5 Positive demographic and socio - economic evolution • Young population : +15MM more working age individuals 2030E • Growing middle - class and formal employment Sound banking system • Double digit growth in credit and deposits • Healthy asset quality, strong capitalisation and liquidity • Stable regulatory environment 49% 35% Loans / GDP Latam …and keeps attractive fundamentals for the financial industry (1) Based on financing provided by banks to the non - financial private sector. Source: Banco de México (2) Source: World Bank domestic credit to GDP, CONAPO (3) Latam : Average of Brazil, Chile, Colombia and Peru. Source: IMF Financial system with large penetration potential • Loans to GDP below other emerging economies • SME receive only 13% of financing while contributing 52 % of GDP 1 2 Tier 1 ratio Latam 3 12.1% 14.0%

6 Delivering on strategic targets ahead of plan 2

7 • Become a customer centric bank • Be the market leader in profitability and growth Strategic priorities Enablers Leverage leading position in key segments… • SME & Middle markets • Mortgages • Global Corporate Banking …to increase our business with individuals • Become customers primary bank • Continue to increase loyalty • Acquire new customers with high potential QUALITY Executing 3 year investment plan focussed on: • Entering new markets • Technology & infrastructure • Redefining processes • Enhancing customer experience • Embracing digitalisation • Upgrading data analytics capabilities • Transforming our culture • Attracting talent Goals We aim to be market leader in profitability and growth, focussing on innovation & operational transformation…

8 …with clear objectives supported by a well - defined strategy One of the top companies to work for Attractive employer for new generations Cultural transformation: Simple | Personal | Fair Digital transformation to improve customers’ experience Payroll customers growth Increasing loyalty through different initiatives People Customers Shareholders Communities Contributing to communities’ growth and development Investing in education and financial inclusion initiatives Sustainable RoTE supported by a growing franchise Efficient use of capital Maintain best - in - class C/I To be the best retail and commercial bank, earning the lasting loyalty of our…

9 2015 1H'16 2016 1H'17 1,390 1,482 1,608 1,829 1H'16 1H'17 682 1,434 2015 1H'16 2016 1H'17 876 1,045 1,282 1,694 Improving substantially the quality of our customer base Loyal customers (k) +23% Digital customer (k) New customers (net) (k) +110% +62% 2015 1H'16 2016 1H'17 475 627 929 1,174 Mobile customers (k) +87%

10 13.2% 15.5% 19.6% RoTE C/I ratio NPL ratio CET1 ratio 3.4% 2.8% 2.6% 12.1% 10.3% 11.4% 1H‘17 2016 2015 (1) Local GAAP 41.3% 39.8% 39.1% Delivering shareholder value… 1

11 Note: Constant euros …due to strong financial results focused on profitability improvement 1H'16 1H'17 3.0% 2.6% Enhancing efficiency Asset quality improvement 1H'16 1H'17 40.5% 39.1% 1H'16 1H'17 Increasing NIM Higher profitability 1H'16 1H'17 3.7% 3.9% 13.6% 19.6% Business volume growth 1H'16 1H'17 Growing fees 7% 1H'16 1H'17 8% 348 373 Fee income ( € MM) 54 59 Loans & deposits ( € MM) NPL ratio Net interest margin Cost - to - income RoTE 1 Enhancing efficiency Asset quality improvement Increasing NIM Higher profitability Business volume growth

12 Engaged team delivering the execution of strategic projects • More than 2.9k scholarships • Sustainability index of the Mexican Stock Exchange • >25k children benefited by the Trust for the Children of Mexico in 2016 • Recognised as the most socially responsible bank in Mexico for 2 nd straight year Communities • # 9 company to work for Ź Top 5 by 2018 • 83% are proud to work for Santander • Cultural transformation in process • Adapting to working conditions of new generations • Promotion of corporate behaviours People (1) Out of 42 companies in the financial sector 1

13 Positioned to capture further growth opportunities 3

14 Our strength in key segments and footprint enable us to close gaps Market share as of Jun'17 Strengths Opportunities 26% SME loans 2 nd 18% Middle market 2 nd 19% Mortgages 2 nd 16% Credit Cards 3 rd 1% Auto loans 7 th 13% Payroll loans 4 th 12% Payroll deposits 4 th 30% Individual deposits mix vs. market average of 45% 1 Corporate SME Middle market Consolidating our corporate franchise to increase our business with individuals and enhancing collaboration strategies Source: CNBV (1) Individual deposits / Total deposits

15 (1) Euromoney 2017 x Global coverage x Relationship - driven strategy x Teams led by senior bankers, product specialists and risk analysts x Combining local knowledge with the global expertise Lending & cash management • Strong share - of - wallet • Risk - free business Markets • #1 ETDs • #2 Fixed Income • #3 FX Structured Finance • Best Investment Bank in Mexico Corporate & Investment Banking Coverage 2015 1H'17 18% 21% GCB contribution to PBT Collaboration between business units • Payroll attraction • Private banking references • Investment banking products for middle market customers • Markets solution for middle market and SME Aiming to be Mexico’s best Corporate Banking franchise with a differentiated business model 1

Tailored offering for Middle-Market and SME with a customer centric model

Middle-Market

- Geographic coverage expansion
- Developing transactional services solutions
- Offering investment banking products
- Specialized expertise across sectors
- Cross-border initiatives

75% of total payrolls attracted…

…with 1/3 loyal customers

+2 new zones +13 new teams

PBT Contribution



24%
29%
2015
1H'17

SME

- Differentiated model in terms of customer's needs
- Specialised branches
- Financial markets solutions
- End-to-end digital processes
- Strategic alliances for client attraction

170k active clients

127k Digital customers[1]

12%

Loan growth (Jun'15-'17 CAGR)

PBT Contribution



10%
16%
2015
1H'17

(1) Digital customers includes transactional customers

Santander 16 GROUP STRATEGY UPDATE

17 Santander Plus Loyalty program based on payroll to attract customers and promote transactions • Strong reduction in attrition ( +110% net new customers) +2MM customers Co - branded credit card with Mexico’s leading airline carrier • 35% new customers • Increased share - of - wallet with customers +658k cards credit card + Comprehensive payroll program 1H'16 1H'17 +8% (k) +256k customers A loyal customer is 4x more profitable On retail we are attracting new customers and increasing loyalty… 3,240 3,496

18 • Comprehensive offer to low income individuals • Leverage technology to improve operating model • High social impact (benefiting >350k families over the next 5 years) • New customised product offering to SME, middle market and corporate customers • Strong fee generating business • Leverage on existing corporate customers to accelerate growth • Grow customer base and portfolio • Unique digital and customised offer • Leverage global expertise and relationships Auto loans Leasing Insurance Financial inclusion …and broadening our scope with new high - potential businesses

19 T ransforming deeply to become our customers’ 1 st bank Customer experience Distribution model Digital Data & analytics IT & operations Talent & culture • Micro markets strategy • New commercial model • New branch concept & layout • New organisational design • Strategy for new digital talent • Internal & external coms. • Agile at scale and digital processes • Next - generation architecture ( APIs) • Infrastructure optimisation (cloud) • Program structure and roadmap • Transformation of customers journeys • New digital factory (Oct ‘17) • Remote digital advisory model • Digital marketing strategy & execution • New hub commercial & risk model • Connected to CRM / NEO & risk tools Transformation

20 Key takeaways 4

21 1.7 2018 1H’17 2016 Customers Fee income YoY Loans YoY Customer satisfaction Total loyal customers (MM) Digital customers (MM) 4% 19% Top 3 1.4 0.9 4% 8% Top 3 1.6 1.3 7% 2% Top 3 1.8 1.7 10% DD Top 3 1.8 Communities Number of scholarships 2016 - 2018 (k) BMV Sustainability Index 3.5 4.0 2.9 17.6 People Employer ranking Commercial turnover Top 9 14.7% Top 9 15.3% Top 9 17.7% Top 5 ~12% Shareholders RoTE NPL ratio C/I ratio FL CET1 13.2% 3.4% 41.3% 12.1% 15.5% 2.8% 39.8% 10.3% 19.6% 2.6% 39.1% 11.4% ~20% <3% 37 - 39% >10% (1) CAGR 2018/2015 We are delivering ahead of plan and with an improved RoTE 2015 1 1

22 • Santander Mexico is delivering its commitments ahead of plan as it is already taking advantage of its potential to become the market leader in profitability and growth… …by leveraging our strong position in SME, middle market and corporates to attract new individual customers and become their primary bank • Our ongoing operational transformation focused on customer experience and technological innovation will increase our customers loyalty and enhance profitability

23 Thank you Our purpose is to help people and businesses prosper. Our culture is based on the belief that everything we do should be

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	October 10, 2017	By:	/s/ José García Cantera
			Name:	José García Cantera
			Title:	Chief Financial Officer